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                               August 19, 2022

       Han Gengchen
       Chairman and Chief Executive Officer
       Origin Agritech Limited
       No. 21 Sheng Ming Yuan Road
       Changping District, Beijing 102206
       People's Republic of China

                                                        Re: Origin Agritech
Limited
                                                            Amendment No. 1 to
Form 20-F for Fiscal Year Ended September 30, 2021
                                                            Filed August 8,
2022
                                                            File No. 000-51576

       Dear Dr. Gengchen:

              We have reviewed your August 8, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 8, 2022 letter.

       Amendment No. 1 to Form 20-F for Fiscal Year Ended September 30, 2021

       Introduction
       Corporate Structure, page 3

   1. We note disclosure stating that you are a holding company incorporated in the British
                                                        Virgin Islands with all
of your operations located in China. We also note that some of these operations are
conducted through a variable interest enterprise, or VIE. Please include a
cross-reference to your detailed discussion of risks facing the company as a result of your
operating structure.
   2.                                                   Please revise to
discuss how recent statements and regulatory actions by China   s
                                                        government, such as
those related to the use of variable interest entities and data security
 Han Gengchen
FirstName LastNameHan
Origin Agritech Limited Gengchen
Comapany
August 19, NameOrigin
           2022        Agritech Limited
August
Page 2 19, 2022 Page 2
FirstName LastName
         or anti-monopoly concerns, have or may impact the company   s ability
to conduct its
         business, accept foreign investments, or list on a U.S. or other foreign exchange. Please also disclose whether your auditor is subject to the determinations announced by the
         PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies
         Accountable Act and related regulations will affect your company.
3. Please revise to provide a more detailed description of how cash is transferred through your organization and disclose your intentions to distribute earnings. Discuss whether you have specific cash management policies and procedures in place that dictate how funds are transferred through your organization. If you have cash management policies and procedures, please add a related description here. Please also provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
4. Please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes.
         Please also disclose, if true, that the VIE agreements have not been tested in a court of law.
Corporate Structure , page 3

5. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Item 3. Key Information
Risk Factors, page 7

6. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC
 Han Gengchen
FirstName LastNameHan
Origin Agritech Limited Gengchen
Comapany
August 19, NameOrigin
           2022        Agritech Limited
August
Page 3 19, 2022 Page 3
FirstName LastName
         regulations, or if these regulations change or are interpreted differently in the future, your securities may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.
7.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.
Item 5. Operating and Financial Review and Prospects
Results of Operations - Revenues , page 47

8. We reference your response to comment 2. You indicate that the decline in revenue in fiscal year 2021 was mainly due to significant scrap sales in fiscal year 2020. However, we note from page 47 that the scrap sales increased for fiscal year 2021. In addition, revenue from hybrid corn seed decreased significantly in fiscal 2021 compared to fiscal
         2020. Please revise to clarify the reason for the significant decline in revenues in fiscal
         2021. Please also revise to explain the reason for the significant decline in revenues in fiscal 2020 compared to fiscal 2019.
General and Administrative , page 48

9. We note your response to comment 1. Fiscal year 2021 general and administrative expenses were approximately RMB15.2 million higher than the prior year, most of which appears to relate to the increase in the bad debt provision. Please clarify the reason for the significant increase in the bad debt provision during the year. In addition, clarify the impairments recorded in fiscal 2021 and the reason for the impairments. We note from page F-7 that most of the impairment appears to relate to property and equipment.
         However, your discussion on page 48 indicates that the impairment is for land use right and intangible assets related to Xinjiang Origin. In addition, quantify and discuss each of the reasons for the significant increase in general and administrative expenses in fiscal
         2020 compared to 2019.
       You may contact Christie Wong at 202-551-3684 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Celeste Murphy at 202-551-3257 with any other questions.
 Han Gengchen
Origin Agritech Limited
August 19, 2022
Page 4


FirstName LastNameHan Gengchen         Sincerely,
Comapany NameOrigin Agritech Limited
                                       Division of Corporation Finance
August 19, 2022 Page 4                 Office of Life Sciences
FirstName LastName